Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of a letter sent to Depomed, Inc. (“Depomed”) by Horizon Pharma plc (“Horizon Pharma”) which contains information regarding the proposed acquisition of Depomed by Horizon Pharma.

Horizon Pharma sent the letter to Depomed on August 26, 2015.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell or vote securities. This communication relates to a solicitation by Horizon Pharma of Depomed’s shareholders to call two special shareholders meetings to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below) and a proposal which Horizon Pharma has made for a business combination transaction with Depomed. On August 3, 2015, Horizon Pharma filed a preliminary solicitation statement and accompanying WHITE proxy card with the SEC with respect to the solicitation of proxies to call one of the two special meetings of shareholders (including any amendments and supplements, the “Special Meetings Solicitation Statement”). Subject to further developments, Horizon Pharma may file one or more amendments to the Special Meetings Solicitation Statement, including to add another BLUE proxy card related to calling the second of the two special meetings of shareholders, and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC in connection with the proposed transaction. This communication is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meetings or any registration statement, prospectus, proxy statement or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE PROXY CARDS AND BLUE PROXY CARDS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TWO SPECIAL SHAREHOLDERS MEETINGS AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL SHAREHOLDERS MEETINGS AND

THE PROPOSED TRANSACTION, AS APPLICABLE. Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement and these other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in a solicitation of proxies in connection with the request to call two special shareholders meetings and in connection with the proposed transaction. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and the Horizon Pharma nominees in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the two special shareholders meetings and the proposed transaction. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the two special shareholders meetings and the proposed transaction. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

HORIZON PHARMA PUBLIC LIMITED COMPANY

c/o HORIZON PHARMA, INC.

520 Lake Cook Road, Suite 520

Deerfield, IL 60015

August 26, 2015

Via Overnight Mail and E-Mail

Depomed, Inc.

7999 Gateway Blvd, Suite 300

Newark, CA 94560

Attention:	Matthew M. Gosling, Senior Vice President
General Counsel and Secretary

Re:	Your August 21, 2015 Correspondence

Ladies and Gentlemen:

Horizon Pharma, Inc. (“HPI”), a Delaware corporation and indirect wholly-owned subsidiary of Horizon Pharma public limited company (“HPP” and, together with HPI, “Horizon”), and HPP are writing in response to the August 21, 2015 letter from Depomed, Inc. (the “Company”) to Horizon.

Your August 21 letter confirms to us our view that the Company’s current board of directors (the “Board”) and management are not acting in the best interests of the Company’s shareholders and are working primarily to entrench themselves and impede shareholder action by imposing non-substantive procedural hurdles that serve only to unnecessarily waste corporate assets and cause unwarranted delay.

As your letter recounts, on August 3, 2015, we submitted a record date request notice to the Company under the Company’s current bylaws (the “Record Date Request Notice”) and filed a preliminary solicitation statement with the U.S. Securities and Exchange Commission (the “SEC”) (the “Solicitation Statement”) to call a special meeting of the Company’s shareholders (the “Special Meeting”) to consider and vote on three stand-alone proposals to (1) remove the current Board, contingent on the shareholder election of successor directors, (2) amend the Company’s current bylaws to eliminate what we believe are illegal and onerous procedural and informational requirements imposed on shareholder-called special meetings and shareholder proposals by the Board and (3) restrict the Board from further amending the Company’s bylaws to prevent any further delay and entrenchment tactics from the Board and management. Your letter claims in particular that “it was unclear [both] what was contemplated” by the foregoing removal proposal because no proposal to elect new directors was included and how the Board “could continue to operate effectively” if the removal proposal was adopted by the Company’s shareholders, then incorrectly concluding that our Record Date Request Notice was “premature.”

Both our Record Date Request Notice and the Solicitation Statement were crystal clear on such points. As stated in each, if such removal proposal were adopted, “the directors will remain on the Board until successors are duly elected and qualified at a special or annual meeting of the shareholders of the Company.” The Company would continue to operate under the current Board until successors were elected. We again emphasized this in a letter to the Company dated August 12, 2015 and in our August 14, 2015 and August 19, 2015 amended Solicitation Statements.

A proposal to elect new directors is “obviously” not a required element of our Record Date Request Notice or the calling of the Special Meeting.

On August 19, 2015, however, after having identified a slate of highly qualified, independent replacement directors before the Company had set any request record date and consistent with the Company’s current bylaws, we submitted a supplement to the Record Date Request Notice that added a proposal to elect new directors contingent on the adoption of our removal proposal. That same day, we accordingly filed a second amended Solicitation Statement to include such election proposal. In these materials, we also stated our belief that such supplement should be treated as having been delivered as of August 3 so as not to restart the 28-day period the Board has granted itself under the Company’s current bylaws to set a request record date.

We believed, and continue to believe, that the Company must, if it is acting in the best interests of its shareholders, accept our August 19 supplement to the August 3rd Record Date Request Notice. On August 19, we merely supplemented the Record Date Request Notice before the Company had set a request record date and before we had filed any definitive solicitation statement for the Special Meeting. The Company is not, therefore, prejudiced in any way by such supplement and based on an August 3 date for the Record Date Request Notice, still had nearly two weeks from the August 19 supplement to consider our consolidated Record Date Request Notice under its own self-made special meeting process. In fairly and timely supplementing the Record Date Request Notice, we had every hope in “holding a single special meeting at which shareholders can vote on the simultaneous removal and replacement of the incumbent Board.” Yet, whether this would be possible was and remains up to the Board.

As your August 21 letter makes clear, the Company has rejected our supplement under the Company’s self-made special meeting process based on no apparent good corporate governance principle. Instead, the Company has offered us and its other shareholders a choice between delay and more delay. As your letter suggests, for the Company to “entertain [our] consolidated [R]ecord [D]ate [R]equest [N]otice” and permit us to avoid the delay, expense, waste and formality of having to call a second special meeting to consider our election proposal, the Company’s shareholders will nonetheless have to suffer up to a 16-day delay in the setting of the request record date, assuming the Company does not notify us of any further “flaws” it finds in our good-faith attempt to comply with its self-made special meeting process. Alternatively, you suggest that the Company will consider our original Record Date Request Notice without the supplement, requiring us, together with other Company shareholders, to call a second special meeting to consider the election proposal under an entirely new special meeting process under the Company’s current bylaws, in addition to any further delays arising from your review of our original Record Date Request Notice.

In offering such equally improper options based on the Company’s current bylaws, we cannot help but wonder whether such apparent determination on your part to delay any shareholder action suggests a deeper concern at the Company over how its shareholders, once given a chance, will vote on our proposals, whether presented at one or two special meetings.

That said, we can only assume that you, like us, would like to avoid the needless expense of a second special meeting. If you would reconsider your rejection of our August 19 supplement and accept it as a valid supplement to the August 3rd Record Date Request Notice, please promptly let us and fellow Company shareholders know.

Assuming you do not reconsider your rejection, then per the request of your August 21 letter, we elect to stand by the Record Date Request Notice as submitted on August 3 without the election proposal and expect that you will set the request record date on or before August 31 as required by the Company’s current bylaws. We ask, however, that you then treat our August 19 supplement as a stand-alone record date request notice for a second special meeting under the Company’s current bylaws that incorporates any additional information as stated in the August 19 supplement from the Record Date Request Notice.

If you choose to continue treating the Record Date Request Notice and our August 19 supplement as separate record date request notices for separate special meetings under the Company’s current bylaws, we ask that the Company set the request record dates for each of the meetings as promptly as practicable and each as of the same date so that the same group of Company shareholders can act in calling the two related special meetings. In our view, there is no legitimate justification for doing it any other way. Moreover, as you know, under the Company’s current bylaws, by setting the same request record date for each of the meetings, you would facilitate our ability to call the special meetings as close in time as possible within the same 35-to-60 day window following your receipt of the valid requests to call the special meetings under the Company’s current bylaws.

We respectfully request that a copy of this letter be furnished promptly to each member of the Board.

[Signature Page Follows]

Very truly yours,

HORIZON PHARMA, INC.

By:	/s/ Brian K. Beeler
Name:	Brian K. Beeler
Title:	Executive Vice President, General Counsel

[Signature Page to Letter]